Mail Stop 3561

August 21, 2006

Ms. Kathy Sheehan
President
Art Design, Inc.
3636 S. Jason
Englewood, CO 80113

Re: **Art Design, Inc.**
        Form SB-2 filed July 25, 2006
        File No. 333-136012

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis and confirm that you will comply with Rule

10b-9, including our position that "promptly", as used in Rule 10b-9 of the Exchange Act, means the next business day or as soon as possible after the termination of the offering.

2. We note that Section 1.A of your Form of Escrow Agreement seems to indicate that the Escrow Agent will receive funds from you only if such funds aggregate $100,000. However, your disclosure throughout the filing indicates that the Escrow Agent will hold all proceeds pending the sale of the $100,000 minimum. Please advise or revise as appropriate.

3. Please reorganize your registration statement so that your financial statements are included before the Part II information and the signature pages. Refer to the requirements of Form SB-2.

Outside Facing Page

4. Please revise the cover of the registration statement to include the following language and check the box: "If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box."

Cover Page

5. Please revise the last sentence of the first paragraph on your cover page to clarify, if true, that there is no minimum amount of shares that any particular investor must purchase. As currently drafted, this sentence appears to conflict with the fact that this is a min/max offering.

6. Please revise footnote (2), your discussion in the Plan of Distribution and elsewhere, as appropriate, to clarify the maximum amount of time that the proceeds may be kept in escrow as a result of extensions of the offering period.

7. Revise to highlight the entire sentence referring investors to the Risk Factors section instead of only the page number. See Item 501(a)(5) of Regulation S-B.

Summary of Prospectus

General Information about Our Company, page 5

8. Please expand this section to disclose that you have declining revenues and have a history of losses. Additionally, disclose that your auditors have issued a going concern opinion.

9. Your summary section should identify and provide a brief overview of the key aspects of the offering. We note there are several key aspects related to the offering

that have not been disclosed, such as the disclosure in "Investor Suitability Requirements" on page 12 and "Subscription Agreement and Procedures" on page 24. Please revise to provide an expanded summary of the key aspects in the offering.

10. While we note your disclosure on page 12, please revise this section to disclose, if true, that management, directors, and affiliates thereof, may not purchase shares in this offering in order to reach the minimum.

11. Please revise your Use of Proceeds to describe how the funds will be used to develop your operations. Your disclosure here should be consistent with your disclosure on page 10.

Risk Factors, page 6

12. The second sentence in the introductory paragraph to this section gives the impression that investors need to consider information that is not contained in the prospectus. Please revise this sentence to clarify that all material information regarding this offering is disclosed in the prospectus.

13. Please expand this section to include a separate risk factor discussing the risks associated with your declining revenues.

Our limited operating history…, page 6

14. We note your statement that you have "operated independently" for some time and "have a limited operating history in your current form." Please revise your disclosure to explain what you mean.

15. As a follow-up, please add a risk factor specifically discussing your lack of experience operating as a public company.

Our clients have no obligation to purchase from us, page 6

16. We note from this risk factor that your top two clients accounted for 52% of your revenues in 2005 and 77% of your revenues for the three months ended June 30, 2006. Revise to provide a separate risk factor discussing the risks associated with your substantial dependence on these customers. Additionally, revise your Business section to disclose this information. See Item 101(b)(6) of Regulation S-B.

We may need to raise additional funds..., page 7

17. You state that your cash generated from operations along with your working capital financing is adequate for the foreseeable future "at [your] currently forecasted

levels." However, given your history of losses and the going-concern opinion issued by your auditors, please revise your disclosure and include quantified information to clarify these statements.

Use of Proceeds, page 10

18. Please expand footnote (1) to describe the inventory that you intend to purchase. Refer to Instruction 2 of Item 504 of Regulation S-K.

19. Please expand footnote (2) to explain how the proceeds will be spent on marketing and sales. For instance, please disclose whether you intend to hire additional employees, engage marketing firms or pursue some other means for increasing the marketing and sales of your services.

20. Either revise to delete the first two sentences of the second paragraph of this section or revise the document throughout to clarify that the plans you mention may be changed completely at the discretion of the board.

Plan of Distribution, page 12

21. In the first paragraph you state that "[e]ach of our officers and directors will be selling in this offering." Please clarify that the officers and directors are selling on behalf of the company, and not on their own behalf.

22. Describe in all material detail the terms or procedures devised for the escrow account or established to determine whether the minimum offering conditions are satisfied. Specifically disclose that in order to satisfy the minimum offering requirements you must receive and obtain payment of any checks gathered to satisfy the minimum within the stated offering period. Your account instructions and disclosure should be revised accordingly and should prominently define when receipt of funds for purposes of meeting the $100,000 minimum threshold is deemed to occur.

23. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied. While we note that you have filed the form of escrow agreement, with your response, please file a copy of any additional instruction or rule that is provided to the company or any third parties or employees involved in administering the investor funds.

24. Please also revise your use of proceeds section and other expenses of issuance section to include any costs associated with the escrow account.

25. We note that funds will be returned without interest or deduction. Please revise to state, if true, that the funds will be placed in a non-interest bearing account or disclose who the interest will be paid to.

Background Information about Our Officers and Directors, page 14

26. We note that all three of your officers and directors appear to concurrently work for the company and work for what appear to be competing businesses. Please include a separate risk factor discussing the material risks that could arise from this arrangement, including a discussion of how your officers will treat corporate opportunities available to both the company and the other businesses they work for.

Description of our Business, page 17

27. While we note that you operate out of one location and provide art and consulting services, if material to an understanding of your business, please describe the distribution methods for your products and services. Refer to Item 101(b) of Regulation S-B.

Overview of our Operations, page 17

28. Please revise the first paragraph to explain the meaning of the term "differentiated business model."

29. Please revise the registration statement to remove marketing language, such as "superior quality", "stringent requirements", "distinctive experience" and any other similar language.

Results of Operations, page 20

30. Please expand your discussion to address changes in your results of operations. Your discussion should describe qualitative and quantitative factors that have caused a change from period to period in one or more line items of your financial statements and any other information that is necessary for a user to understand and evaluate your business.

31. Revise this section to clearly disclose that your revenues have declined in recent periods and clearly explain the business reasons underlying such decline.

32. We note that you have provided a table including balance sheet data for the year ended December 31, 2005 and the quarter ended June 30, 2006. Expand this section to provide a similar table with respect to your results of operations, which are discussed in this section.

33. Please revise the fifth paragraph of this section to explain what you mean by "overhead cost" and disclose what your overhead cost was during the periods described in this section.

Liquidity and Capital Resources, page 21

34. Your statement in the third paragraph on page 21 is unclear in that it indicates that "becoming profitable" is a part of your operations. Revise to clarify and to provide a basis for your belief that you will become profitable within the next 12 months. Please similarly revise to provide a basis for your statement under "Plan of Operation" that your plan is to operate for the fiscal year at a profit or at break even.

35. In addition, please revise the third paragraph to address your company's financial outlook if the minimum offering amount is not sold.

Plan of Operation, page 21

36. Please revise your disclosure to discuss if, and how, your plan of operations will change if you receive only the minimum amount. Similarly, please revise to disclose the period for which you will have sufficient funds to operate in the event of a minimum offering.

Description of Property, page 22

37. In the final sentence of this section you state that you carry no inventory. However, your disclosure in the Use of Proceeds section indicates that you will use the offering proceeds "to purchase additional inventory for our operations." Please clarify.

Undertakings, page 27

38. Please revise the undertakings consistent with updated Rule 512 of Regulation S-B.

Signatures, page 28

39. Please revise to indicate which individual is signing in the capacity of controller or principal accounting officer. See Instructions for signatures on Form SB-2.

Financial Statements of Art Design, Inc.

40. Please revise your historical financial statements to reflect the fair value of the work performed on your behalf by your officers, directors, and any other shareholders. If any of their services relate to the cost of your sales, ensure that an appropriate amount is allocated to the costs of goods sold. Refer to Staff Accounting Bulletin Topic 1.B.1 for guidance.

Note 1: Organization, Operations and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

41. Please provide a revenue recognition policy for each major revenue-producing activity, including consulting and design services.

Products and services, geographic areas and major customers, page F-8

42. Please separately disclose in the notes the revenue attributable to the sale of art products and design services in accordance with paragraph 37 of SFAS 131.

Note 2. Related Party Transactions, page F-10

43. Please separately disclose all related party transactions on the face of the statement of operations in accordance with Rule 4-08(k) of Regulation S-X and provide all of the disclosure required by paragraph 2 of SFAS 57. Provide similar disclosure and presentation for any transactions between Art Design, Inc. and BY Design Group.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal